Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following is a transcription of an interview with Anthony E. Malkin that was broadcast on Bloomberg Television.

From Bloomberg.com “The Property Players”

On “Property Players,” Malkin Holdings President Tony Malkin discusses how to profit by owning a piece of the Empire State Building. He speaks on Bloomberg Television’s “In The Loop.” (Source: Bloomberg)

Interviewer: Betty Liu

Mrs. Liu:	Well, after more than 40 years of controlling the Empire State Building the Malkin Family is at the forefront of a battle to give investors the chance to profit from owning a piece of this iconic skyscraper here in Manhattan. Tony Malkin is a 4th generation owner and operator trying to form a real estate investment trust that would take the Empire State Building and several other properties public this year. The plan is this year. The hitch though is that investment structure, as complicated perhaps as the steel bones of the art deco masterpiece, there are more than 2,700 parties invested in the deed of this building together known as the Empire State Building Associates, and in order for this IPO to proceed about 80% would have to approve this transaction. Well, speaking publicly the first time on all of this is Tony Malkin. He is the president of Malkin Holdings as well as the CEO of the Empire State Realty Trust, the REIT that is being formed. Tony, great to have you here.

Mr. Malkin:	Nice to be here.

Mrs. Liu:	Thank you for choosing us to speak out on this for the first time. Now, first of all, you said the letter is out right? … to the investors?

Mr. Malkin:	That’s right.

Mrs. Liu:	To get their vote. They need to vote as early….they are going to vote as early as March, right? …that those votes will come in?

Mr. Malkin:	The shortest period of time allowed by the FCC is 60 days. So the soonest it could be done is March 25th.

Mrs. Liu:	Ok, what is the sense that you are getting so far on approval?

Mr. Malkin:	Well, I don’t think that we really are in a position to speculate. We certainly hope that investors, now that they are getting the full facts - the correct facts, see the merit in this proposal and will vote in favor of it.

Mrs. Liu:	And you are planning to raise what? …about a billion dollars in this IPO?

Mr. Malkin:	We are looking at an offering of approximately a billion dollars, most of which will not be raised by the company. Most of which will represent selling shareholders. Only a little bit will be raised by the company to pay expenses.

Mrs. Liu:	Ok. Alright so, now let’s get into the meat of the matter which is that there is a small group of investors, right? in particular there are two cousins named Steve and Richard Edelman in California who say that… who oppose this deal and they have been talking to shareholders … they have been talking to investors, they have been holding conference calls. You have been on some of those calls yourself, and they say that this deal is unfair and you know that the REIT is going to invite speculators into these buildings, into these properties. They say that the Malkin family is just profiting from this. What’s your response to this?

Mr. Malkin:	Well, look, this is a wonderful opportunity for investors, improved opportunity for liquidity, we think much greater opportunity for distributions, capital appreciation over time, better access to capital markets, modern corporate governance, 6 out of 7 directors will be external. All of this provided in a fully liquid stock on the New York Stock Exchange with an option for 100% tax deferral for any investor who chooses to go forward. We think the Edelmans are working really with spreading lies and deception. And we think that anybody who follows their information and bases their vote on what they say would face serious material financial harm. Our job is to get the correct information out to investors and let them make an intelligent decision.

Mrs. Liu:	Well, we tried to contact the Edelmans before your segment and then they have not responded … as of up to this time they haven’t made any comment

Mr. Malkin:	We’ve offered to meet with them and they’ve refused.

Mrs. Liu:	Oh really? They’ve refused repeatedly?

Mr. Malkin:	Yes.

Mrs. Liu:	What is it that you... from what you know from them, what is it that they are aiming for? Do they want things to just stay the same. They just don’t want this to happen?

Mr. Malkin:	Well, you know, it’s very interesting. The status quo is an archaic structure which is rife with the opportunity for the kind of mess with disputes and everything with deadlocks which we have experienced in the past which they are trying to put forward today. The Edelman Trust, they don’t actually own interest. They are beneficiaries of a trust. They don’t even have a vote. According to the statements they have made, represent less than 3/10 of 1% of the ownership of Empire State Building Associates, a very small minority of the total package. We don’t know…

Mrs. Liu:	How do you know that that’s about how much they represent?

Mr. Malkin:	Well, they’ve made statements saying that their grandfather purchased a $100,000 interest, and that would represent based on what we do know. We can’t disclose anything from our own records. Obviously we know exactly what they own.

Mrs. Liu:	Right.

Mr. Malkin:	But the reality is it’s hard for us to determine what they are after, except of course, except the opportunity they probably see to profit disproportionate to their interest. Lots of people have tried to do this over time. Donald Trump tried to break the lease. We’ve had disputes with Mrs. Helmsley over the years, which of course we resolved and are working very well with the Helmsley estate right now.

Mrs. Liu:	Right, you two work together in supervising the Empire State Building?

Mr. Malkin:	Malkin Holdings supervises it exclusively, but the Helmsley Estate and the Malkin Family control Empire State Building Company which is the operating lease and which makes all decisions, which determines in fact the performance based on its decision.

Mrs. Liu:	Right, the returns for the investors.

Mr. Malkin:	The investors make a very small regular monthly distribution and then depending upon the results of Empire State Building Company and the decision that it makes, they get at present a one time extra distribution or not each year. The last 5 years there have been 2 years with no distribution. But the fact is that with a publicly traded REIT, 90% of REIT taxable income must be distributed, and that would be distributed on a regular basis with a much better opportunity for distribution.

Mrs. Liu:	But Tony, you know, if the Edelmans, though, control or, you know, a very small portion of this and they don’t have a very big voice, you know, in your view then why… why directly battle with them? Why not just sort of ignore them and leave them alone? What is…?

Mr. Malkin:	Our job is to protect the thousands of investors, to make sure that they have the best information to make the best decision in their own interests. If they make a decision following the Edelman advice, we believe that they will face serious financial... potentially serious financial harm. And our job is... we’re fiduciaries on behalf of these investors. We’re there to protect them and make sure they get the right advice.

Mrs. Liu:	What is then the biggest question that you have received so far from investors?

Mr. Malkin:	Well, you know from investors the biggest questions are largely based on the Edelmans’ lies. Is this a taxable event? No, you have a 100% tax deferred option. Are my distributions going to go down? No, we think that distributions are going to go up much more than if the status quo continues. Won’t I get hurt if the share price goes down? The answer is no, you are going to maintain an ownership interest in real estate no matter what. You will have the choice whether or not you wish to sell. Distributions have nothing to do with the stock price. They have to do with the performance of the asset.

Mrs. Liu:	And haven’t they asked you also… why, you know, why not have a REIT just based on the Empire State Building, why do you have to put in other assets in here?

Mr. Malkin:	Well, the institutional world likes to see a diverse pool of assets. There is really no successful history for a single asset REIT. Having the diversity is important, plus what we know is that the institutional investment world does not want to see split interests by the operating party. That is why we are not excluding properties that we control from this REIT. We are including everything in the New York City, Manhattan and greater New York area in office and retail from which we work. That is going to satisfy institutions. That is what they are interested in investing in.

Mrs. Liu:	But how do you plan on resolving this with the Edelmans then?

Mr. Malkin:	You know, we are going to have a vote. You know, like with anything else, elections are binary. We have until 2014 actually to get the vote. We hope we get it done sooner than that to cut expenses and reduce costs along the way. We intend to get our message out to that we are out of our quiet period. We’ve been declared effective by the FCC, reviewed all our documents and said we’re ok to go out and solicit a vote. We’ve got a website for our investors. We’re conducting conference calls for our investors. We have regular mailings to them. And our job is to correct what we believe are the lies and deceptions being put out by the Edelmans.

LEGEND

We urge participants to review the Registration Statement on Form S-4, the proxy/consent solicitation statement and other related documents filed or to be filed with the SEC, because they contain important information. Participants can obtain them without charge on the Securities and Exchange Commission’s website at www.sec.gov. Participants can also obtain without charge a copy of the prospectus/consent solicitation and the supplements relating to the individual entities by contacting Ned H. Cohen at 212-687-8700 at Malkin Holdings LLC.